Filed by WillScot Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mobile Mini Inc.

Commission File No. 001-12804

Date: June 2, 2020

WillScot Announces Upsizing And Pricing of $650 Million Senior
Secured Notes Offering

BALTIMORE, Md. (June 2, 2020) – WillScot Corporation (Nasdaq: WSC) (“WillScot”), a specialty rental services market leader providing innovative modular space and portable storage solutions across North America, today announced that its indirect subsidiary Picasso Finance Sub, Inc. (the “Issuer”) has priced its offering of $650 million in aggregate principal amount of 6.125% senior secured notes due 2025 (the “Notes”). WillScot upsized the offering size opportunistically from $500 million to $650 million. WillScot intends to use the offering proceeds, together with funds drawn under WillScot’s fully committed $2.4 billion ABL credit facility, to be entered into at the closing of the Merger (as defined below), to repay all outstanding indebtedness under its existing ABL Facility and Mobile Mini, Inc.’s ("Mobile Mini") existing ABL Facility, redeem all of Mobile Mini’s outstanding senior notes, and redeem all of Williams Scotsman International, Inc.’s (“WSII”) senior secured notes due 2022 (collectively, the “Refinancing Transactions”), in connection with WillScot’s pending merger with Mobile Mini (the “Merger” or the “Proposed Transaction”), and to pay fees and expenses related to the Refinancing Transactions and the Merger.

The Issuer, a wholly-owned subsidiary of WSII, was formed to issue notes to facilitate the Refinancing Transactions in connection with the Merger. If the offering is consummated, the initial purchasers will deposit the gross offering proceeds into an escrow account. Upon consummation of the Merger and the satisfaction of other conditions, the escrowed proceeds will be released to complete the Refinancing Transactions and pay fees and expenses related to the Refinancing Transactions and the Merger. Upon the closing of the Merger, the Issuer will also merge with and into WSII, with WSII continuing as the surviving corporation, and WSII will assume the obligations of the Issuer under the Notes and the indenture governing the Notes. If the Merger is not completed by a specified date or certain other events occur, the Notes will be subject to a special mandatory redemption.

The Notes are being offered in a private placement transaction to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States in accordance with Regulation S under the Securities Act. The Notes will not be registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer to sell any security and shall not constitute an offer to sell or the solicitation of any offer to buy any security in any jurisdiction in which such offer or solicitation would be unlawful.

WillScot expects the offering to close on June 15, 2020, subject to customary closing conditions.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. The words “estimates,” “expects,” “anticipates,” “believes,” “forecasts,” “plans,” “intends,” “may,” “will,” “should,” “shall,” “outlook” and variations of these words and similar expressions identify forward-looking statements, which are generally not historical in nature. Certain of these forward-looking statements relate to the Proposed Transaction involving WillScot and Mobile Mini, including: expected scale; operating efficiency; stockholder, employee and customer benefits; key assumptions; timing of closing; the amount and timing of revenue and expense synergies; future financial benefits and operating results; and integration spend, which reflects management's beliefs, expectations and objectives as of the date hereof. Forward-looking statements are subject to a number of risks, uncertainties, assumptions and other important factors, many of which are outside our control, which could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Although WillScot believes that these forward-looking statements are based on reasonable assumptions, it can give no assurance that any such forward-looking statement will materialize. Important factors that may affect actual results or outcomes include, among others, our ability to acquire and integrate new assets and operations; our ability to achieve planned synergies related to acquisitions; our ability to manage growth and execute our business plan; our estimates of the size of the markets for our products; the rate and degree of market acceptance of our products; the success of other competing modular space and portable storage solutions that exist or may become available; rising costs adversely affecting our profitability (including cost increases resulting from tariffs); potential litigation involving our company; general economic and market conditions impacting demand for our products and services; implementation of tax reform; our ability to implement and maintain an effective system of internal controls; and such other risks and uncertainties described in the periodic reports we file with the SEC from time to time (including our Form 10-K for the year ending December 31, 2019 and our Form 10-Q for the quarter ended March 31, 2020), which are available through the SEC’s EDGAR system at www.sec.gov and on our website. Any forward-looking statement speaks only at the date on which it is made, and WillScot disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Important Information About the Proposed Transaction

In connection with the Proposed Transaction, WillScot filed a registration statement on Form S-4 (No. 333-237746), originally filed on April 17, 2020, which includes a prospectus of the Company and a joint proxy statement of the Company and Mobile Mini (the “joint proxy statement/prospectus”). The registration statement was declared effective by the SEC on May 5, 2020, and WillScot and Mobile Mini commenced mailing the joint proxy statement/prospectus on or about May 8, 2020. Each party will file other documents regarding the Proposed Transaction with the SEC. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these documents (if and when available) free of charge from the SEC's website at www.sec.gov. The documents filed by the Company with the SEC may also be obtained free of charge from the Company by requesting them by mail at WillScot Corporation, 901 S. Bond Street, Suite 600, Baltimore, Maryland 21231. The documents filed by Mobile Mini may also be obtained free of charge from Mobile Mini by requesting them by mail at Mobile Mini, Inc. 4646 E. Van Buren Street, Suite 400, Phoenix, Arizona 85008.

Participants in the Solicitation

WillScot, Mobile Mini, their respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information about WillScot’s directors and executive officers is available in WillScot’s proxy statement, dated March 20, 2020, as supplemented by the supplement dated April 13, 2020, for the 2020 Annual Meeting and WillScot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 2, 2020. Information about Mobile Mini’s directors and executive officers is available in Mobile Mini’s proxy statement, dated March 16, 2020 as supplemented by the supplement dated April 10, 2020, for its 2020 Annual Meeting of Stockholders and Mobile Mini’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 3, 2020. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC, WillScot or Mobile Mini as indicated above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact Information

Investor Inquiries:

Mark Barbalato

investors@willscot.com

Media Inquiries:

Scott Junk

scott.junk@willscot.com

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